UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)

loanDepot, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

53946R106
(CUSIP Number)

Anthony Hsieh
6561 Irvine Center Drive
Irvine, California 92618
202-662-6000

Frank M. Conner, III
Michael P. Reed
Charlotte May
Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001
202-662-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53946R106
1.	Names of Reporting Persons Anthony Hsieh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 4,244,205

		8.	Shared Voting Power 147,657,247

		9.	Sole Dispositive Power 4,244,205

		10.	Shared Dispositive Power 147,657,247

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 151,901,452

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 68.9[1,2]

14.	Type of Reporting Person (See Instructions) IN

[1]	Calculated in accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Person to assume conversion of all of such person’s Class C Common Stock but conversion of no other Class C Common Stock.
[2]	Based on 72,888,197 shares of the Issuer’s Class A Common Stock outstanding on January 9, 2023 as provided by the Issuer in connection with the Reporting Person’s Schedule 13D/A filed with the SEC on January 10, 2023.

Explanatory Note

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D (this “Schedule 13D”) is filed by Anthony Hsieh (the “Reporting Person”) and relates to the beneficial ownership of certain shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of loanDepot, Inc., a Delaware corporation (“loanDepot” or the “Issuer”). Amendment No. 4 amends the initial statement on Schedule 13D filed by the Reporting Person on November 16, 2021, as amended on April 26, 2022, May 6, 2022 and January 10, 2023 (as amended prior to the date hereof, the “Original Filing,” and as amended by this Amendment No. 4, the “Statement”) and is being filed to describe a letter delivered to the Issuer by the Reporting Person on February 7, 2023. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Original Filing. Capitalized terms used but not defined have the meaning given them in the Original Filing.

Item 4. Purpose of Transaction

The penultimate paragraph of Item 4 of the Original Filing is hereby deleted and amended and restated as set forth below:

As previously disclosed, as a result of the Reporting Person’s ownership and control of the shares described herein, the Reporting Person is in a position to control the outcome of certain matters submitted to the holders of Class A Common Stock of the Issuer or within the powers of the holders of Class A Common Stock of the Issuer, including, but not limited to, the nomination and election of directors, charter and bylaw amendments, and mergers and other business combinations. Subject to the fiduciary responsibilities of the directors to the Issuer, the Reporting Person, through his ability to control the outcome of any election of directors, is able to direct management policy, strategic direction and financial decisions of the Issuer. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Person may from time to time acquire additional securities of the Issuer or dispose of all or a portion of the investment in the Issuer. The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and intends to use his position as a stockholder and director to influence the operations, business and management of the Issuer and to take such actions as he deems appropriate in light of the circumstances.

On February 7, 2023, the Reporting Person delivered a letter to the Issuer (the “Nomination Letter”), dated February 7, 2023, nominating Steve Ozonian (the “Nominee”), for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2023 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, together with any adjournments, recesses, postponements, reschedulings or continuations thereof (the “Annual Meeting”). As evidenced by his detailed biography below, the Nominee has deep knowledge and experience with the consumer fintech and real estate industries. The Reporting Person believes that the Nominee would be independent under all applicable standards and that the Nominee's experience and perspective will be additive to the Board at this critical juncture for the Issuer.

On February 7, 2023, the Reporting Person furnished a letter to Issuer stockholders (“Stockholder Letter”), explaining, among other things, that as the founder and largest voting stockholder of the Issuer, he has nominated a highly accomplished and independent Nominee for election to the Board at the Annual Meeting and the Reporting Person’s belief that the Nominee’s experience with consumer fintech and real estate leadership will be crucial to assisting the Issuer in overcoming the challenges the Issuer now faces. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Steve Ozonian, 67, currently serves and has served as CEO of the Williston Financial Group (“Williston”) since August 2017 and currently serves and has served on Williston’s Board of Directors since 2011. Mr. Ozonian currently serves and has served on the Board of Directors of LendingTree, Inc. (Nasdaq: TREE) (“LendingTree”) since 2011 and previously served on the LendingTree Board of Directors from August 2008 to November 2010. Mr. Ozonian currently serves as the Lead Independent Director, Chair of the Audit Committee and Chair of the Compensation Committee of LendingTree. Mr. Ozonian previously served as Chief Executive Officer of LendingTree’s proprietary full service real estate brokerage business, known as RealEstate.com, between November 2010 and March 2011. Mr. Ozonian previously served as the Chairman of the Board of Directors of Global Mobility Solutions, a global provider of human resources and real estate services. Mr. Ozonian has held other high-level positions in the homeownership industry including Chairman and CEO of Prudential’s real estate and related businesses, CEO of Realtor.com and National Homeownership Executive for Bank of America. Mr. Ozonian is a member of the Board of Directors of Attom Data, a real estate data services company. Mr. Ozonian is also a member of the Board of Directors of Inside Real Estate, a real estate software services provider to the residential real estate industry.

The Reporting Person has engaged, and intends to continue to engage, in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer’s Board, generally.

Item 5. Interest in Securities of the Issuer

(a), (b) The information relating to the beneficial ownership of the Class A Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover page hereto and the related footnotes are incorporated by reference herein and is as of the date hereof. Such information assumes there are 72,888,197 shares of the Issuer’s Class A Common Stock outstanding on January 9, 2023 as provided by the Issuer in connection with the Reporting Person’s Schedule 13D/A filed with the SEC on January 10, 2023. The Reporting Person also owns 92,644 unvested restricted stock units of the Company. By virtue of the relationship among the Reporting Person and the Class C Stockholders described in Item 2, the Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Class A Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement. Certain of the shares obtainable upon exchange of Class C Common Stock are required to be delivered to third parties and would not be retained by the Reporting Person upon exchange.

(c) No transactions in the Class A Shares were effected by the Reporting Person since the Reporting Person’s most recent filing on Schedule 13D.

Item 7. Material to be Filed as Exhibits

99.1       Letter from Anthony Hsieh to stockholders of loanDepot, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Anthony Li Hsieh

By:	/s/ Anthony Li Hsieh

Dated: February 7, 2023

SCHEDULE 13D

INDEX TO EXHIBITS

99.1       Letter from Anthony Hsieh to stockholders of loanDepot, Inc.